FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 2008

Commission File Number:  001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “AstraZeneca PLC Irrevocable, Non-Discretionary Share Repurchase Programme”, dated 5 August 2008.

2.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 7 August 2008.

3.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 8 August 2008.

4.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 11 August 2008.

5.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 12 August 2008.

6.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC ”, dated 13 August 2008.

7.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 14 August 2008.

8.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 15 August 2008.

9.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 18 August 2008.

10.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rules DTR 3.1.4R”, dated 18 August 2008.

11.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 19 August 2008.

12.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 20 August 2008.

13.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 21 August 2008.

14.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 22 August 2008.

15.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 26 August 2008.

16.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 27 August 2008.

17.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 28 August 2008.

18.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 29 August 2008.

19.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 29 August 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 3 September 2008	By:	/s/ Justin Hoskins
		Name:	Justin Hoskins
		Title:	Deputy Company Secretary

Item 1

ASTRAZENECA PLC IRREVOCABLE, NON-DISCRETIONARY SHARE
REPURCHASE PROGRAMME

AstraZeneca PLC today announced that it will commence an irrevocable, non-discretionary programme with Barclays Bank PLC to purchase ordinary shares on its own behalf during the period which commences on 5 August 2008 and ends on 30 September 2008. Any purchases will be made within certain pre-set parameters and in accordance with both AstraZeneca PLC's general authority to repurchase shares and the Listing Rules.

G H R Musker
Company Secretary
5 August 2008

Item 2

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 August 2008 to 30 September 2008, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 197,707 ordinary shares of AstraZeneca PLC at a price of 2529 pence per share on 6 August 2008. Upon the cancellation of these shares, the number of shares in issue will be 1,453,810,708.

G H R Musker
Company Secretary
7 August 2008

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 August 2008 to 30 September 2008, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 196,693 ordinary shares of AstraZeneca PLC at a price of 2542 pence per share on 7 August 2008. Upon the cancellation of these shares, the number of shares in issue will be 1,453,652,718.

G H R Musker
Company Secretary
8 August 2008

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 August 2008 to 30 September 2008, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 195,074 ordinary shares of AstraZeneca PLC at a price of 2563 pence per share on 8 August 2008. Upon the cancellation of these shares, the number of shares in issue will be 1,453,607,681.

G H R Musker
Company Secretary
11 August 2008

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 August 2008 to 30 September 2008, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 194,565 ordinary shares of AstraZeneca PLC at a price of 2570 pence per share on 11 August 2008. Upon the cancellation of these shares, the number of shares in issue will be 1,453,481,642.

G H R Musker
Company Secretary
12 August 2008

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 August 2008 to 30 September 2008, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 195,171 ordinary shares of AstraZeneca PLC at a price of 2562 pence per share on 12 August 2008. Upon the cancellation of these shares, the number of shares in issue will be 1,453,360,040.

G H R Musker
Company Secretary
13 August 2008

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 August 2008 to 30 September 2008, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 192,957 ordinary shares of AstraZeneca PLC at a price of 2591 pence per share on 13 August 2008. Upon the cancellation of these shares, the number of shares in issue will be 1,453,200,100.

G H R Musker
Company Secretary
14 August 2008

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 August 2008 to 30 September 2008, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 190,707 ordinary shares of AstraZeneca PLC at a price of 2621 pence per share on 14 August 2008. Upon the cancellation of these shares, the number of shares in issue will be 1,453,020,246.

G H R Musker
Company Secretary
15 August 2008

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 August 2008 to 30 September 2008, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 190,126 ordinary shares of AstraZeneca PLC at a price of 2629 pence per share on 15 August 2008. Upon the cancellation of these shares, the number of shares in issue will be 1,452,883,930.

G H R Musker
Company Secretary
18 August 2008

Item 10

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rules DTR 3.1.4R

We hereby inform you that the interest of Anthony Zook, a person discharging managerial responsibility, in the shares of AstraZeneca PLC has changed as detailed below.  Mr Zook has interests in the American Depositary Shares (ADSs) of AstraZeneca PLC.  One ADS equals one Ordinary Share.

On 15 August 2008, Mr Zook exercised an option over 26,974 ADSs at an option price of $40.35 per ADS.

Following the exercise, Mr Zook sold 26,474 of the ADSs so acquired at a price of $48.79 per ADS.

G H R Musker
Company Secretary
18 August 2008

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 August 2008 to 30 September 2008, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 190,258 ordinary shares of AstraZeneca PLC at a price of 2627 pence per share on 18 August 2008. Upon the cancellation of these shares, the number of shares in issue will be 1,452,752,676.

G H R Musker
Company Secretary
19 August 2008

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 August 2008 to 30 September 2008, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 191,417 ordinary shares of AstraZeneca PLC at a price of 2612 pence per share on 19 August 2008. Upon the cancellation of these shares, the number of shares in issue will be 1,452,608,052.

G H R Musker
Company Secretary
20 August 2008

Item 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 August 2008 to 30 September 2008, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 194,099 ordinary shares of AstraZeneca PLC at a price of 2576 pence per share on 20 August 2008. Upon the cancellation of these shares, the number of shares in issue will be 1,452,424,986.

G H R Musker
Company Secretary
21 August 2008

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 August 2008 to 30 September 2008, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 195,043 ordinary shares of AstraZeneca PLC at a price of 2563 pence per share on 21 August 2008. Upon the cancellation of these shares, the number of shares in issue will be 1,452,231,735.

G H R Musker
Company Secretary
22 August 2008

Item 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 August 2008 to 30 September 2008, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 190,934 ordinary shares of AstraZeneca PLC at a price of 2618 pence per share on 22 August 2008. Upon the cancellation of these shares, the number of shares in issue will be 1,452,053,776.

G H R Musker
Company Secretary
26 August 2008

Item 16

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 August 2008 to 30 September 2008, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 190,016 ordinary shares of AstraZeneca PLC at a price of 2631 pence per share on 26 August 2008. Upon the cancellation of these shares, the number of shares in issue will be 1,451,932,157.

G H R Musker
Company Secretary
27 August 2008

Item 17

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 August 2008 to 30 September 2008, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 189,426 ordinary shares of AstraZeneca PLC at a price of 2639 pence per share on 27 August 2008. Upon the cancellation of these shares, the number of shares in issue will be 1,451,772,938.

G H R Musker
Company Secretary
28 August 2008

Item 18

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 August 2008 to 30 September 2008, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 186,153 ordinary shares of AstraZeneca PLC at a price of 2683 pence per share on 28 August 2008. Upon the cancellation of these shares, the number of shares in issue will be 1,451,593,598.

G H R Musker
Company Secretary
29 August 2008

Item 19

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.   On 29 August 2008 the issued share capital of AstraZeneca PLC with voting rights is 1,451,683,530 ordinary shares of US$0.25.   No shares are held in Treasury. Therefore, the total number of voting rights in AstraZeneca PLC is 1,451,683,530.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the FSA's Disclosure and Transparency Rules.

G H R Musker
Company Secretary
29 August 2008